SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 2)*

FleetCor Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

339041105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAME OF REPORTING PERSONS Chestnut Hill Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,941,370
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE VOTING POWER 1,941,370
	8.	SHARED DISPOSITIVE VOTING POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,370
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12.	TYPE OF REPORTING PERSON OO

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1.	NAME OF REPORTING PERSONS Richard A. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,975,820
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 2,975,820
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,975,820
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12.	TYPE OF REPORTING PERSON IN

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1.	NAME OF REPORTING PERSONS John G. Berylson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,101,536
	6.	SHARED VOTING POWER 2,885,843
	7.	SOLE DISPOSITIVE VOTING POWER 1,101,536
	8.	SHARED DISPOSITIVE VOTING POWER 2,885,843
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,379
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12.	TYPE OF REPORTING PERSON IN

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Item 1(a).	Name of Issuer:

FleetCor Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5445 Triangle Parkway, Suite 400, Norcross, GA 30092

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person and collectively, the “Reporting Persons”): (i) Chestnut Hill Ventures LLC, (ii) Richard A. Smith and (iii) John G. Berylson.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

Chestnut Hill Ventures LLC
60 William Street, Suite 230
Wellesley, MA 02481

Richard A. Smith
c/o Chestnut Hill Ventures LLC
60 William Street, Suite 230
Wellesley, MA 02481

John G. Berylson
c/o Chestnut Hill Ventures LLC
60 William Street, Suite 230
Wellesley, MA 02481

Item 2(c).	Citizenship:

Chestnut Hill Ventures LLC is organized under the laws of the State of Delaware.
Richard A. Smith is a citizen of the United States of America.
John G. Berylson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

339041105

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Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment

Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Chestnut Hill Ventures LLC (“CHV”) is the direct beneficial owner of 1,941,370 shares of the Issuer’s Common Stock (such shares, the “CHV Shares”). As members of the two-person board of managers of CHV, each of
Richard A. Smith and John G. Berylson may be deemed an indirect beneficial owner of the CHV Shares. Each of Richard A. Smith and John G. Berylson expressly disclaims beneficial ownership of the CHV Shares, and the filing of this Schedule 13G shall not be deemed to be an admission that such Reporting Person is a beneficial owner of the CHV Shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

Richard A. Smith is the indirect beneficial owner of (i) 2,228 shares of the Issuer’s Common Stock as a co-trustee of the Marian Realty Company Trust, (ii) 1,220 shares of the Issuer’s Common Stock as a co-trustee of the Richard and Susan Smith Family Foundation, (iii) 508 shares of the Issuer’s Common Stock as a co-trustee of the Richard and
Susan Smith 1990 Charitable Trust, (iv) 1,002,179 shares of the Issuer’s Common Stock as a co-trustee of the

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Trust UWO Philip Smith FBO Richard A. Smith, (v) 20,789 shares of the Issuer’s Common Stock as a co-trustee of the Richard A. Smith 1992 Trust, (vi) 2,667 shares of the Issuer’s Common Stock as a co-trustee of the Susan F. Smith 2000 Trust and (vii) 4,859 shares of the Issuer’s Common Stock as a co-trustee of the Smith Management Company Trust.

John G. Berylson is the direct beneficial owner of 1,101,536 shares of the Issuer’s Common Stock. John G. Berylson is the indirect beneficial owner of (i) 870,960 shares of the Issuer’s Common Stock as a co-trustee of the Amy Smith Berylson Grantor Retained Annuity Trust, (ii) 23,380 shares of the Issuer’s Common Stock as a co-trustee of the Amy Smith Berylson 1998 Grantor Retained Annuity Trust F/B/O Jennifer Berylson Block, (iii) 833 shares of the Issuer’s Common Stock as a co-trustee of the Amy Smith Berylson 1998 Grantor Retained Annuity Trust F/B/O James Berylson, (iv) 23,380 shares of the Issuer’s Common Stock as a co-trustee of the Amy Smith Berylson 1998 Grantor Retained Annuity Trust F/B/O Elizabeth Berylson, (v) 24,700 shares of the Issuer’s Common Stock as a co-trustee of the Amy Smith and John G. Berylson Charitable Foundation and (vi) 1,220 shares of the Issuer’s Common Stock as a co-trustee of the Richard and Susan Smith Family Foundation.

(b)	Percent of class:

See Item 11 of each Reporting Person’s cover page to this Schedule 13G, which are incorporated herein by reference. Each Reporting Person’s percentage of the Issuer’s Common Stock which may be deemed to be beneficially owned by such Reporting Person was calculated based on 82,248,320 shares of the Issuer’s Common Stock reported to be outstanding as set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	See Item 5 of each Reporting Person’s cover page to this Schedule 13G, which are incorporated herein by reference

(ii) Shared power to vote or to direct the vote	See Item 6 of each Reporting Person’s cover page to this Schedule 13G, which are incorporated herein by reference

(iii) Sole power to dispose or to direct the disposition	See Item 7 of each Reporting Person’s cover page to this Schedule 13G, which are incorporated herein by reference

(iv) Shared power to dispose or to direct the disposition	See Item 8 of each Reporting Person’s cover page to this Schedule 13G, which are incorporated herein by reference

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following    ☒.

As of the date hereof, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent the Issuer’s Common Stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to § 240.13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

Not Applicable.

Item 10.	Certifications.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

CHESTNUT HILL VENTURES LLC

By:	/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact

RICHARD A. SMITH

/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact

JOHN G. BERYLSON

/s/ David L. Coombs
David L. Coombs, Attorney-In-Fact

Exhibit List

Exhibit A.	Joint Filing Agreement.

Exhibit B (1).	Power of Attorney.

Exhibit C (2).	Power of Attorney.

Exhibit D (3).	Power of Attorney.

(1) Previously filed as Exhibit 24 to a Form 3 with regard to FleetCor Technologies, Inc. filed with the Securities Exchange Commission on December 14, 2010 by Chestnut Hill Ventures LLC.

(2) Previously filed as Exhibit 24 to a Form 3 with regard to FleetCor Technologies, Inc. filed with the Securities Exchange Commission on December 14, 2010 by Richard A. Smith.

(3) Previously filed as Exhibit 24 to a Form 3 with regard to FleetCor Technologies, Inc. filed with the Securities Exchange Commission on December 14, 2010 by John G. Berylson.